Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Signing of Wheeler River Benefit Agreements with Kineepik Métis Local #9 and the Village of Pinehouse Lake

Toronto, ON – July 11, 2024. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is honoured to announce the signing of a Mutual Benefits Agreement (“MBA”) with Kineepik Métis Local #9 (“KML”), and a Community Benefit Agreement (“CBA”) with the Northern Village of Pinehouse Lake (the “Village”), in support of the development and operation of Denison’s 95%-owned Wheeler River Project in northern Saskatchewan (the “Project”).

KML represents the Métis members who live and practice traditional activities in the vicinity of the Wheeler River Project and the Métis residents of the Village, which is situated approximately 270 km south from the Project along provincial highway 914 and represents the closest municipality to the Project.

Executive Director of KML, Billie Jo Natomagan, remarked that “On behalf of KML, I am honored to announce the signing of our MBA with Denison Mines. This represents a significant step forward in our ongoing efforts to secure sustainable economic development while protecting and promoting our culture, language, traditions, and rights. Through this agreement we will continue to engage with Denison Mines to monitor and evaluate the outcomes of this partnership, ensuring that our goals of economic development, environmental stewardship, and social well-being are met.

We appreciate the commitment shown by Denison Mines in recognizing and valuing our unique relationship with the land and resources in the Project area. This agreement signifies hope and opportunity for our community and for future generations.

I would like to extend thanks to everyone involved in the negotiation process, including our negotiation team, our elders, land users, and advisors. Your dedication and hard work have been instrumental in achieving this milestone.”

Mayor of the Village of Pinehouse, Mike Natomagan, stated, “We are excited to share that we have been able to reach an agreement with Denison regarding the advancement of the Wheeler River project. This is a significant milestone for our community. Leaning on the experience and lessons learned from our previous agreement we were able to negotiate a truly meaningful agreement.

This agreement is not just a document, but a testament to the strength and resilience of our community, and our commitment to sustainable community development. This partnership will bring more opportunities for employment, training and community development that will benefit our people and our future. This is a significant moment for our community and gives us hope for a brighter future. Thank you to our elders, community, and negotiations team for supporting us through this process. Tiniki.”

David Cates, President & CEO of Denison, commented, “The signing of these agreements represents another significant and important milestone for Denison and the Wheeler River project. Following the signing of a Memorandum of Understanding amongst Denison, KML, and the Village in 2017, where each party expressed a mutual interest in supporting the advancement of the Project, our team has focused its extensive engagement efforts towards building a lasting and authentic relationship of trust and mutual respect.

KML and the Village have welcomed Denison staff into Pinehouse on multiple notable occasions over the last several years and we have gained a unique first-hand appreciation for the Métis and non-Métis perspectives and values of the community.

As such, it is particularly rewarding for us to have earned the support and consent for the advancement of the Project from both KML and the Village. Thank you to all from KML and the Village that have contributed to the growth of our relationship and ultimately the completion of these agreements.”

The MBA acknowledges that the Project is located within KML’s Land and Occupancy Area and provides Denison with KML’s consent and support to advance the Project. Additionally, the MBA outlines a shared recognition that the successful advancement of the Project can support KML to advance their aspirations for the successful social and economic development of KML, while also mitigating the risk of impacts on the local environment and KML members.

Amongst other key commitments, the MBA provides KML and its Métis members an important role in environmental monitoring and commits to the sharing of benefits from the successful operation of the project – including benefits from community investment, business opportunities, employment and training opportunities, and financial compensation. Overall, the MBA describes a jointly held vision for the future that reflects a mutual commitment to maintain an open, respectful, and cooperative relationship between Denison and KML. Importantly, the MBA defines the characteristics of the positive legacy that will be associated with the sustainable development of the Project.

The CBA acknowledges that the Village is the closest residential community to the Project by road, which relies on much of the same regional infrastructure that Denison will rely as it advances the Project. Pursuant to the terms of the CBA, the Village has provided Denison with their consent and support for the Project. Denison’s commitments in the CBA are intended to help the Village develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the Project. The commitments in the CBA aim to create a long-lasting positive legacy that continues beyond the lifespan of the Project.

About KML & the Village

KML peoples are considered Woodland Cree, Woodland Dene, and Woodland Métis, although historical documents indicate that members of KML came from a diverse range of Métis, First Nations, and other backgrounds.

The Village is located within the land and occupancy area of the Indigenous people of KML. The lands surrounding Missinippi (Churchill River) watershed have been used for gathering food, shelter, and material supplies since time immemorial.

KML and the Village residents routinely enjoy significant employment and business opportunities for projects that occur in KML territory, because of their combined and collaborative efforts. Great pride is taken in the work ethic of KML and the Village, and through combined efforts with community owned businesses, recent profits have been used to build increased energy efficient housing, youth infrastructure such as a local hockey arena, and a 12-unit Elders housing facility.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report summarizing the results of (i) the feasibility study completed for In-Situ Recovery (“ISR”) mining of the high-grade Phoenix uranium deposit and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Statement submitted for regulatory and public review in October 2022.

More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, a copy of which is available on Denison's website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Uranium Project, Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (planned for extraction via the MLJV's SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the MWJV’s Midwest Main and Midwest A deposits, and a 69.35% interest in the Tthe Heldeth Túé (”THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison is celebrating its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates  (416) 979-1991 ext 362
President and Chief Executive Officer

Billie Jo Natomagan  (306) 884-0001
Kineepik Métis Local #9

Mike Natomagan  (306) 884-2030
Northern Village of Pinehouse
Follow Denison on X (formerly Twitter)  @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current intentions and objectives with respect to, and commitments set forth in, the MBA and CBA; the results of, and estimates, assumptions and projections provided in, the technical report for Wheeler River and the interpretations and expectations with respect thereto; development and expansion plans and objectives for the Project; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the modelling and assumptions upon which the plans for Midwest are based may not be maintained after further work is completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and other work if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.).

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2024 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.